GIORDANO, HALLERAN & CIESLA

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

PLEASE RESPOND TO:

U.S. POSTAL SERVICE ADDRESS:

POST OFFICE BOX 190

MIDDLETOWN, NEW JERSEY 07748

OR:

HAND DELIVERY AND OVERNIGHT SERVICE ADDRESS:

125 HALF MILE ROAD, SUITE 300

RED BANK, NEW JERSEY 07701

(732) 741-3900

FAX: (732) 224-6599

www.ghclaw.com

JOHN C. GIORDANO, JR.
FRANK R. CIESLA - DC
BERNARD J. BERRY, JR.
JOHN A. AIELLO - NY
MICHAEL J. GROSS
JOHN A. GIUNCO
SHARLENE A. HUNT
PHILIP D. FORLENZA - NY
MICHAEL J. CANNING ☐
PAUL H. SCHNEIDER
ELIZABETH CHRISTIAN - NY
ANDREW B. ROBINS
MICHAEL A. BRUNO
KURT E. ANDERSON
PAUL T. COLELLA
GERALD P. LALLY
SEAN E. REGAN ☐
JAY S. BECKER – MA, NY

TARA PHELAN CARVER - NY
RACHEL M. RINNINSLAND – PA
HANA S. WOLF
DONALD F. CAMPBELL, JR.
BRIAN H. HARVEY
MELISSA V. SKROCKI - NY
AFIYFA H. ELLINGTON - NY
CRAIG M. GIANETTI - NY

TIMOTHY D. LYONS ☐ - PA
J. SCOTT ANDERSON
PETER B. BENNETT - NY
LAURENCE I. ROTHSTEIN NY, PA
ROBERT J. FEINBERG ☐ - FL, DC
PATRICK S. CONVERY
MICHAEL A. PANE, JR. NY
MICHAEL J. VITIELLO - NY
STEVEN M. DALTON - NY
PAMELA J. KNAUER - MA
TIMOTHY J. DENGLER - PA
CATHERINE J. BICK - NY
MONICA J. CERES
MARC D. POLICASTRO - NY
JOSEPH C. DeBLASIO
LISA MICELI WATERS – NY
JAMES J. SCOTT

ARI G. BURD – NY
KELLY D. GUNTHER
MICHAEL D. PAWLOWSKI
MATTHEW N. FIOROVANTI - NY
JOHN L. SIKORA
VINCENT M. DeSIMONE
JACLYN B. KASS - NY

OF COUNSEL:
JOHN R. HALLERAN
S. THOMAS GAGLIANO
THOMAS A. PLISKIN
RONALD P. HEKSCH
DERRICK A. SCENNA
STEVEN J. CORODEMUS
EDWARD S. RADZELY - NY

JOHN C. GIORDANO
(1921-1989)

☐ CERTIFIED BY THE
SUPREME COURT OF NEW
JERSEY AS A CIVIL TRIAL
ATTORNEY

DC – ALSO ADMITTED DC
FL – ALSO ADMITTED FL
MA – ALSO ADMITTED MA
NY – ALSO ADMITTED NY
PA – ALSO ADMITTED PA

DIRECT DIAL NUMBER	DIRECT EMAIL	CLIENT/MATTER NO.
(732) 219-5483	pforlenza@ghclaw.com	16473.2

November 30, 2009



Received SEC

DEC - 2 2009

Washington, DC 20549

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Edwin Kim, Division of Corporation Finance

Re: Stadium Entertainment Holding Corp.
Form 1-A Amendment No. 7
Filed on November 19, 2009
File No. 024-10240

Dear Mr. Kim:

Delivered herewith on behalf of Stadium Entertainment Holding Corp. (the "Company") please find seven (7) copies of an Amendment No. 8 to Form 1-A Regulation Offering Statement which is being filed in connection with a proposed offering of Common Stock. One of the copies is manually signed and sequentially numbered.

The following sets forth the comments made by the Staff on the Form 1-A Amendment No. 7 in its letter dated November 25, 2009 and the responses thereto which are provided on behalf of the Company:

General

1. We note the analysis the company provided Florida regulators regarding the Regulation A exemption. Please note that Form 1-A is a document that is publicly available from the Public Reference Room and is available from other electronic sources, such as Thompson Research. Please also note that a Regulation A offering is a public offering and therefore the Form 1-A is considered a general solicitation. Please advise.

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
November 30, 2009
Page 2

Response – Although we recognize that the Staff of the Division of Corporation Finance regards the filing of a Form 1-A Offering Statement as constituting "general solicitation," the Florida Office of Regulation apparently takes a narrower view of actions which constitute "general solicitation" than does the Staff. As noted in our letter dated November 18, 2009, we made it clear in our request for exemptive relief that a Form 1-A Offering Statement had been filed, and the Office of Financial Regulation acknowledged that we had advised it of same and further acknowledged that the offering is being conducted under Regulation A. Please note that the Florida Office of Financial Regulation granted similar exemptive relief to a client of this firm in connection with a public offering conducted pursuant to a Form S-1 Registration Statement. In the disclosure in Item 4 on page vi, we have added the words "(as such term is interpreted by the Florida Office of Financial Regulation)" after the reference to "general solicitation."

2.   You have revised the disclosure on the cover page to indicate that you may allow the exchange of up to $220,000 of outstanding promissory notes into shares in this offering, up from $120,000. The disclosure is inconsistent throughout the offering circular. For instance, at the beginning of the use of proceeds you continue to refer to $120,000. Please reconcile.

Response – The references to "$120,000" at the beginning of "Use of Proceeds" and elsewhere has been changed to "$220,000."

Use of Proceeds to Issuer, page 9

3.   In addition, you indicate that you have $400,000 of borrowings other than to Sandstone. Of that amount, the disclosure in footnote 5 of the financial statements indicates that $280,000 is convertible into common stock under convertible note agreements, and that the remaining $120,000 of promissory notes do not appear to have a convertible feature. As indicated in our prior letter dated September 14, 2009, the conversion terms of these loans appear to be available immediately upon issuance of the loans. Therefore, it appears that the private placement of the loans would also cover the conversion of the notes. Therefore, the issuance of common stock in this offering would not be available to cover the conversion of the notes. Please revise to remove $100,000 from the amount that may be exchanged in this offering. We may have further comment.

Response – Note 5 to the financial statements improperly characterized $100,000 of borrowings as being issued under convertible notes. The additional $100,000 of advances were made under non-convertible grid notes. Note 5 has been revised to be consistent with the discussion of outstanding borrowings contained under "Plan of

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
November 30, 2009
Page 3

Operation."

4. Please review the use of proceeds table to reflect repayment of the $280,000 of promissory notes that may not be exchanged for shares in this offering.

    Response – As discussed in response to Comment 3, the additional $100,000 of borrowings is not convertible into common stock. The first bullet of Note 1 to the Use of Proceeds table addresses the potential repayment of the notes.

5. Please revise the disclosure added in response to comment four from our letter dated November 12, 2009 to provide more definitive language. For instance, clarify, if true, that you will not use proceeds to pay Ms. Barbone's salary for any period after the expiration of the 12 month period following this offering, or else state the amount that has specifically been allocated to Ms. Barbone's salary in the aggregate. Provide similar disclosure for the amount used to compensate officers hired in the future.

    Response – The disclosure is Note 5 has been revised to state that the Company will not use the proceeds to pay Ms. Barbone's salary for any period after the expiration of the 12 month period following the expiration of the offering.

6. We partially reissue comment five from our letter dated November 12, 2009. Given the limited cash balance as of November 1, 2009, the significant amount of borrowing past due, and net losses to date, please explain how you plan to satisfy your cash requirements given that you may not use the proceeds of this offering unless and until the minimum is achieved.

    Response – The Company pays no rental expense for its office space and currently has only two fulltime employees. The Company has deferred payments to employees, consultants and creditors pending receipt of funding. In essence, management is endeavoring to keep cash expenditures to an absolute minimum pending the closing of the offering. At the same time, management is endeavoring to consummate distribution agreements requiring the payment of upfront administrative fees to generate immediate revenues for the Company. In addition, the Company is in negotiations with potential corporate sponsors of its projects which could result in advances to the Company or purchases of the Company's first project. The Company is also considering commencing a direct solicitation campaign to Major League Baseball to generate short term sales. To the extent that it requires additional funding prior to the initial closing of the offering, it would seek to obtain additional advances from EMI or borrow additional amounts from its existing or other lenders. The disclosure under "Plan of Operation" has been expanded accordingly. To the extent that there are material developments impacting the Company, the Company will file an amendment to the Form 1-A Offering

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Statement to the extent required.

Management's Discussion and Analysis of Operation, page 26

7.   Please reconcile the disclosure on page 27 regarding the loans outstanding with footnote 5 of the financial statements

        Response – Footnote 5 has been revised to be consistent with the disclosure under "Plan of Operation."

        If you have any questions or comments with respect to the foregoing, please contact the undersigned.

Very truly yours,



PHILIP D. FORLENZA

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Encls.
cc: John Reynolds
        William Kearns
        Brian Bhandari
        Pamela Howell
        Camille Barbone

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